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FORM X-17 A-5
PART III

SEC
Mail Processing
Section
MAR 06 2017
Washington DC
416

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SEC FILE NUMBER
8-66538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMERALD POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 Lexington Avenue, Suite 1718

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis M. Quinn 212-342-7408
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BK Accountants CPAs PLLC
(Name - if individual, state last, first, middle name)

4344 44th Street	Sunnyside	NY	11104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Dennis M. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Point Capital, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

LAURA V NADAL UCEDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6256571
My Commission Expires 02/27/2020



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal control required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

EMERALD POINT CAPITAL, LLC

December 31, 2016

TABLE OF CONTENTS



BK ACCOUNTANTS CPAs, PLLC

45-22 43TH AVENUE

SUNNYSIDE, NY 11104

WWW.BKPARTNERSCPAS.COM

To the Members of
Emerald Point Capital, LLC
New York, NY

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Emerald Point Capital, LLC (the Company) as of December 31 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Emerald Point Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America and that of the standards of the PCAOB.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BK Accountants CPAs, PLLC

Sunnyside, New York
March 3, 2017

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash	$ 21,723
Accounts receivable	1,125
Prepaid expenses	720
Total current assets	23,568
Property and equipment, net	-
Investment in Limited Partnership	471,952
Total	$ 495,520

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 151,443
Total current liabilities	151,443
Commitments and contingencies	
Member's equity	344,077
Total	$ 495,520

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenues:		
Fees	$	247,992
Unrealized Gain on Limited Partnership Interest		16,466
Realized Gain on Limited Partnership Interest		20,883
Total income		285,341
Operating expenses:		
Salaries and commissions		167,806
Professional fees		128,988
Rent		6,000
Telephone and internet expenses		13,683
Other		22,059
Total		338,536
Net loss	$	(53,195)

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ 469,636
Net loss	(53,195)
Contributions	-
Distributions	(72,364)
Balance, December 31, 2016	$ 344,077

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Operating activities:	
Net loss	$ (53,195)
Adjustments to reconcile net income to net cash from operating activities:	
Increase/decrease changes in operating assets and liabilities:	
Prepaid expenses and other current assets	(165)
Nonmarketable securities owned	(17,728)
Accounts payable and accrued expenses	116,531
Net cash provided by operating activities	45,443
Financing activities:	
Distribution to Member	(72,364)
Net cash used in financing activities	(72,364)
Decrease in cash and cash equivalents	(26,921)
Cash and cash equivalents, beginning of year	48,644
Cash and cash equivalents, end of year	$ 21,723
Supplemental disclosure of cash flow data:	
Income taxes paid	$ -

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Emerald Point Capital, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's activities for the foreseeable future will be to receive residual fees on previously placed private placement offerings requiring no new solicitation activity.

The Company has not engaged in any private placement solicitation efforts in the past three years nor has the Company maintained any customer accounts in the past three years.

Income from the private equity fund, which includes realized and unrealized gains and losses, is recognized based upon the Partnership's allocable share of the earnings of the fund which carries its investments at fair value. Distributions from the underlying fund are recorded as realized gains in the statement of operations.

The Company maintains its cash and cash equivalents accounts in one commercial bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.The Company's balances may, at times, exceed the federally insured limits.

Note 2 - Significant accounting policies:

Revenue recognition:

Contingent fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records residual·fee revenue when Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned. Income from the private equity investment is recorded as income when realized distributions are received.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. Management determined that no allowance for doubtful accounts was necessary at December 31, 2016.

Property and Equipment:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best

Note 2 - Significant accounting policies (concluded):

Fair value measurement (concluded):

information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Note 3 - Investments – Limited Partnership Interest:

The Company's investments measured at fair value at December 31, 2016 have ~~been categorized in the table below based upon the fair value hierarchy.~~

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2016
Private equity fund, at fair value	$ -	$ -	$ 471,952	$ 471,952
Totals	$ -	$ -	$ 471,952	$ 471,952

In determining the fair value of the Company's investment that falls within Level 3 of the fair value hierarchy (which is comprised of an investment in a private equity fund), management utilized the fair value as reported by the underlying fund sponsor . The Equity Fund has an annual audit prepared by Independent auditors.

Note 3 - Investments – Limited Partnership Interest: (concluded):

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

Balance, December 31, 2015	$ 454,224
Purchases	1,262
Distributions, net	(20,883)
Realized & Unrealized gain	37,349
Balance, December 31, 2016	$ 471,952

Unrealized gain attributable to investments still held at December 31, 2016 is $16,466. For the year end December 31, 2016, the Company's realized gain on investment was $20,883.

In determining fair value with regard to the Limited Partnership Interest, reliance was placed on a Statement of Changes in Individual Partners Equity provided by the partnership sponsor with an unaudited valuation as of 9/30/16 which is compared to the Audited Fiscal Year report when received. Valuation techniques utilized to determine fair value are consistently applied by the company.

Note 4 - Property and equipment:

The equipment, furniture and improvements in the amount of $23,419 are fully depreciated at December 31, 2016.

Note 5 - Concentrations of credit risk:

Fee revenue from two clients represented approximately 87% of the revenue earned during 2016.

Note 6 - Regulatory Matters and Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's minimum dollar net capital requirement is $5000.

The Company filed a notification of its net capital deficiency as of July 12, 2016 pursuant to the SEC Rule 17a-11 stating that its net capital was below the SEC Rule 15c3-1 minimum requirements and had been for the entire year 2016. Pursuant to FINRA (the company's self-regulatory organization), the company is required to cease all business operations until such time that the Company restores compliance with the SEC's Uniform Net Rule.

As of December 31, 2016, the Company had a net capital deficit of ($129,771) and a minimum net capital requirement of $10,096 based on aggregate indebtedness of $151,443. The Company's net capital deficiency to satisfy the SEC's Uniform Net Capital Rule minimum capital requirement is $139,867 at December 31, 2016.

In February 2017, the Company received fee income of $427,000 and provided supporting documentation and a revised computation of net capital to FINRA showing that the Company was in compliance with the SEC's Uniform Net Capital Rule as of February 10, 2017. See Note 9 (Subsequent events.)

Note 7 - Commitments:

Operating lease:

The Company sub-leases its operating facilities from an entity whose chairman is a member of the parent Company.

Rent expense amounted to approximately $6,000 for the year ended December 31, 2016.

The Company going forward will rent limited space at its current location on a month to month basis.

Note 8- Contingencies:

With regards to continued appeals litigation in the State of New Mexico ("NM") the Company represents that the previous settlement agreement reached is expected in 2017 to be upheld by the NM appeals court. The company also represents that no additional liability will accrue to the Company beyond the agreed Settlement amount which had been fully funded in prior years. No addition settlements or payments are expected in the remaining appealed case. Going forward the Company expects immaterial additional legal fees to finalize the case and standing settlement.

Note 9- Subsequent events:

On February 10, 2017 the Company represents that it became net Capital compliant with SEC's Uniform Net Capital Rule ("SEC Rule15c3-1") by collecting a significant fee net of related expenses. This fee comprised of residual management and incentive fee income. Supporting documents (bank statement, fee computation and invoice) were provided to FINRA to show compliance with the SEC's Uniform Net Capital Rule. In management's opinion, the Company may resume conducting its securities business.

Going forward the Company plans to retain enough capital to maintain its net capital requirement. If the Company becomes at risk of falling under its net capital requirement then the members of Emerald Point Capital Holdings, LLC will infuse the proper amount of capital into the operating company enabling it to remain compliant.

Management has determined that there are no additional events or transactions that would require disclosure or adjustments in the financial statements except as noted.

EMERALD POINT CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

Total member's equity	$ 344,077
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	50
Accounts receivable	1,125
Prepaid expenses and other current assets	721
Investment in Limited Partnership	471,952
Total Nonallowable assets	473,848
Net Capital (Deficit)	$ (129,771)
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 151,443
Aggregate indebtedness - total liabilities	$ 151,443
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 10,096
Excess Net Capital Deficiency	$ (139,867)
Excess Net Capital Deficiency at 1,000%	$ (144,915)
Percentage of aggregate indebtedness to net capital	-117%

There is no material differnces existing between the above computation and the computatic included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.



BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

To the Members of
Emerald Point Capital, LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Seven Points Capital, LLC's Exemption Report, in which Emerald Point Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Emerald Point Capital, LLC claimed an exemption from 17 C.F.R. § 240.15cc3-3:(k)(2)(i)(i) (the "exemption provisions") and Emerald Point Capital, LLC stated that Emerald Point Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Emerald Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Emerald Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i)(i) if Rule 15c3-3 under the Securities Act of 1934.

BK Accountants CPAs, PLLC

BK Accountants CPAs, PLLC
Sunnyside, New York

March 3, 2017

Emerald Point Capital, LLC Exemption Report

Emerald Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, at the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3throughout the most recent fiscal year without exception.

Emerald Point Capital, LLC

I, Dennis M. Quinn, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Dennis M. Quinn
Title: Chief Financial Officer
March 1, 2017

420 LEX NGTON AVENUE
SUITE 1718
NEW YORK, NY 10170
PHONE 212.342.7401
FAX 646.649.9952

Emerald Point Capital, LLC

Financial Statements and Supplementary Information Pursuant to SEC Rule 17a-5

Year Ended December 31, 2016